# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rice Acquisition Corporation 3, CIK 0002074872
CUSIP: G7553X106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 102 East Main Street, Second Story, Carnegie, Pennsylvania (PA), 15106
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002074873

## Reporting persons
- Rice Acquisition Sponsor 3 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,062,600; sole dispositive power 0; shared dispositive power 22,062,600; aggregate amount beneficially owned 22,062,600 (39% of the class)
  Comment: The reported securities represent (i) 2,500 Class A ordinary shares ("Class A Shares"), (ii) 100 Class A Shares that are issuable upon conversion of Class A units of Rice Acquisition Holdings 3 LLC ("Opco") (and forfeiture of an equivalent number of Class B ordinary shares ("Class B Shares")) on a one-for-one basis, (iii) 11,410,000 Class A Shares that are issuable in respect of Class A units of Opco received upon conversion of an equivalent number of Class B units of Opco (and an equivalent number of Class B Shares) on a one-for-one basis and (iv) 10,650,000 warrants to acquire Class A Shares with an exercise price of $11.50 per share, which become exercisable 30 days after completion of the Issuer's initial business combination ("Warrants").
  
  The percentage of class is calculated based upon 34,502,500 Class A Shares outstanding as of November 3, 2025, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 3, 2025, as increased by 22,060,100 Class A Shares issuable in respect of Class A units of Opco, Class B units of Opco and Warrants beneficially owned by the Reporting Persons.
- Daniel J. Rice, IV: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 22,062,600; sole dispositive power 0; shared dispositive power 22,062,600; aggregate amount beneficially owned 22,062,600 (39% of the class)
  Comment: The reported securities represent (i) 2,500 Class A Shares, (ii) 100 Class A Shares that are issuable upon conversion of Class A units of Opco (and forfeiture of an equivalent number of Class B Shares) on a one-for-one basis, (iii) 11,410,000 Class A Shares that are issuable in respect of Class A units of Opco received upon conversion of an equivalent number of Class B units of Opco (and an equivalent number of Class B Shares) on a one-for-one basis and (iv) 10,650,000 Warrants to acquire Class A Shares with an exercise price of $11.50 per share, which become exercisable 30 days after completion of the Issuer's initial business combination.
  
  The percentage of class is calculated based upon 34,502,500 Class A Shares outstanding as of November 3, 2025, as reported on the Issuer's Form 10-Q filed with the SEC on November 3, 2025, as increased by 22,060,100 Class A Shares issuable in respect of Class A units of Opco, Class B units of Opco and Warrants beneficially owned by the Reporting Persons.
- J. Kyle Derham: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 22,062,600; sole dispositive power 0; shared dispositive power 22,062,600; aggregate amount beneficially owned 22,062,600 (39% of the class)
  Comment: The reported securities represent (i) 2,500 Class A Shares, (ii) 100 Class A Shares that are issuable upon conversion of Class A units of Opco (and forfeiture of an equivalent number of Class B Shares) on a one-for-one basis, (iii) 11,410,000 Class A Shares that are issuable in respect of Class A units of Opco received upon conversion of an equivalent number of Class B units of Opco (and an equivalent number of Class B Shares) on a one-for-one basis and (iv) 10,650,000 Warrants to acquire Class A Shares with an exercise price of $11.50 per share, which become exercisable 30 days after completion of the Issuer's initial business combination.
  
  The percentage of class is calculated based upon 34,502,500 Class A Shares outstanding as of November 3, 2025, as reported on the Issuer's Form 10-Q filed with the SEC on November 3, 2025, as increased by 22,060,100 Class A Shares issuable in respect of Class A units of Opco, Class B units of Opco and Warrants beneficially owned by the Reporting Persons.

## Item 1. Issuer
Name of issuer: Rice Acquisition Corporation 3
Address of issuer's principal executive offices: 102 East Main Street, Second Story Carnegie, Pennsylvania 15106

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and individuals listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Rice Acquisition Sponsor 3 LLC ("Sponsor")
(ii) Daniel J. Rice, IV
(iii) J. Kyle Derham
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Rice Acquisition Corporation 3, 102 East Main Street, Second Story, Carnegie, Pennsylvania 15106.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities represent (i) 2,500 Class A Shares, (ii) 100 Class A Shares that are issuable upon conversion of Class A units of Opco (and forfeiture of an equivalent number of Class B Shares) on a one-for-one basis, (iii) 11,410,000 Class A Shares that are issuable in respect of Class A units of Opco received upon conversion of an equivalent number of Class B units of Opco (and an equivalent number of Class B Shares) on a one-for-one basis and (iv) 10,650,000 Warrants to acquire Class A Shares with an exercise price of $11.50 per share, which become exercisable 30 days after completion of the Issuer's initial business combination.

The reported securities are directly held by Sponsor. Shalennial Acquisition Sponsor 3 LLC ("Rice Sponsor") and Mercuria Energy Group Holding, SA are members of Sponsor, with Rice Sponsor serving as the sole managing member. Rice Sponsor is a wholly owned subsidiary of Shalennial Fund II, L.P. Daniel J. Rice, IV and J. Kyle Derham are members of the board of managers of Rice Investment Group UGP, LLC, which is the general partner of Shalennial GP II, L.P., which is the general partner of Shalennial Fund II, L.P. As such, Messrs. Rice and Derham may be deemed to have or share beneficial ownership of the reported securities held directly by Sponsor. The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the reported securities covered by this statement.
Percent of class:
See responses to row 11 on each cover page.

The reported percentage of class is calculated based upon 34,502,500 Class A Shares outstanding as of November 3, 2025, as reported on the Issuer's Form 10-Q filed with the SEC on November 3, 2025, as increased by 22,060,100 Class A Shares issuable in respect of Class A units of Opco, Class B units of Opco and Warrants beneficially owned by the Reporting Persons.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of November 14, 2025

## Signatures
- Rice Acquisition Sponsor 3 LLC: /s/ James Wilmot Rogers, James Wilmot Rogers, Attorney-in-Fact for Rice Acquisition Sponsor 3 LLC (11/14/2025)
- Daniel J. Rice, IV: /s/ Daniel J. Rice, IV, Daniel J. Rice, IV (11/14/2025)
- J. Kyle Derham: /s/ James Wilmot Rogers, James Wilmot Rogers, Attorney-in-Fact for J. Kyle Derham (11/14/2025)